EX-99.13(a)(1)

THE COMMERCE FUNDS

Code of Conduct for Senior Officers

Preamble

The Board of Trustees (“Board”) of The Commerce Funds (the “Fund”) has adopted this Code of Conduct pursuant to Section 406 of the Sarbanes-Oxley Act of 2002.

Statement of Policy

It is the obligation of the senior officers of the Fund to provide full, fair, timely and comprehensible disclosure—financial and otherwise—to Fund shareholders, regulatory authorities and the general public. In fulfilling that obligation, these officers must act ethically, honestly and diligently. This Code is intended to enunciate guidelines to be followed by persons who serve the Fund in senior officer positions. No code can address every situation that a senior officer might face; however, as a guiding principle, senior officers should strive to implement the spirit as well as the letter of applicable laws, rules and regulations, and to provide the type of clear and complete disclosure and information Fund shareholders have a right to expect.

The purpose of this Code of Conduct is to promote high standards of ethical conduct by Covered Persons (as defined below) in their capacities as officers of the Fund, to instruct them as to what is considered to be inappropriate and unacceptable conduct or activities for officers and to prohibit such conduct or activities. This Code shall be the sole code of conduct adopted by the Fund for purposes of Section 406 of the Sarbanes-Oxley Act and applicable SEC rules. Insofar as other policies or procedures of the Fund, the Fund’s adviser, principal underwriter, or other service providers govern or purport to govern the behavior or activities of the officers who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code. The Fund’s and its investment adviser’s and principal underwriter’s codes of conduct under Rule 17j-1 under the Investment Company Act and the adviser’s more detailed policies and procedures set forth in its compliance manual are separate requirements applying to the officers covered by this Code and others, and are not part of this Code.

Covered Persons

This Code of Conduct applies to those persons appointed by the Fund’s Board of Trustees as Chief Executive Officer and Treasurer (each, a “Covered Person”).

Honest and Ethical Conduct

In serving as an officer of the Fund, each Covered Person must maintain high standards of honesty and ethical conduct and must encourage his colleagues who provide services to the Fund, whether directly or indirectly, to do the same.

Each Covered Person understands that as an officer of the Fund, he has a duty to act in the best interests of the Fund and its shareholders. The interests of other Commerce Investment Advisors, Inc. (“CIA”) or Goldman, Sachs & Co. (“Goldman”) clients or of CIA, or Goldman themselves, or the Covered Person’s personal interests, should not be allowed to compromise the fulfillment of a Covered Person’s duties as an officer of the Fund. The Board recognizes that the Covered Persons are also officers or employees of CIA or Goldman. Furthermore, the Board recognizes that, subject to the Covered Person’s fiduciary duties to the Fund, the Covered Persons will in the normal course of their duties (whether formally for the Fund or for CIA or Goldman, or for both) be involved in establishing policies and implementing decisions that will have different effects on CIA, Goldman and/or the Fund. The Board recognizes that the participation of the Covered Persons in such activities is inherent in the contract relationships between the Fund and CIA, Goldman and/or their affiliates, and is consistent with the expectation of the Board of the performance by the Covered Persons of their duties as officers of the Fund.

If a Covered Person believes that his responsibilities as an officer or employee of CIA and/or Goldman are likely to compromise materially his objectivity or his ability to perform duties as an officer of the Fund, he should consult with the Fund’s counsel. Under appropriate circumstances, a Covered Person should also consider whether to present the matter to the Board.

Full, Fair, Accurate, Timely and Understandable Disclosure

Each Covered Person should familiarize himself with the disclosure requirements applicable to the Fund. Each Covered Person should, to the extent appropriate within his area of responsibility, consult with other officers and employees of the Fund’s service providers, with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Fund files with, or submits to, the United States Securities and Exchange Commission (“SEC”) and in other public communications made by the Fund. No Covered Person shall create or further the creation of materially false or misleading information in any SEC filing or report to the Fund’s shareholders. No Covered Person shall conceal or knowingly fail to disclose information within the Covered Person’s possession legally required to be disclosed or necessary to make the disclosure made not materially misleading. If a Covered Person shall become aware that information filed with the SEC or made available to the public contains any materially false or misleading information or omits to disclose material information necessary in order to make the disclosures not misleading, he shall promptly report it to the Fund’s counsel, who shall advise such Covered Person whether corrective action is necessary or appropriate.

Each Covered Person shall diligently perform his services to the Fund, so that information can be gathered and assessed to facilitate timely filings and issuance of reports and required certifications.

Compliance with Applicable Government Laws, Rules and Regulations

It is the responsibility of each Covered Person to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations. Each Covered Person shall become and remain knowledgeable concerning the laws and regulations relating to the Fund and its operations and shall act with competence and due care in serving as an officer of the Fund.

Each Covered Person shall devote sufficient time to fulfilling his responsibilities to the Fund, recognizing that he will devote substantial time to providing services to other CIA and/or Goldman clients and will perform other activities as an employee of CIA and/or Goldman.

Each Covered Person shall cooperate with the Fund’s independent auditors, regulatory agencies and internal auditors in their review or inspection of the Fund and its operations.

No Covered Person shall knowingly violate any law or regulation relating to the Fund or its operations or seek to circumvent illegally any such law or regulation.

Reporting and Accountability

Each Covered Person must, upon adoption of this Code (or thereafter as applicable, upon becoming a Covered Person), affirm in writing to the Board that he has received, read and understands the Code. Each Covered Person shall annually thereafter affirm to the Board that he has complied with the requirements of the Code. Each Covered Person shall promptly report his own violations of this Code and violations by other Covered Persons of which he is aware to the Fund’s counsel. Fund counsel will take all appropriate action to investigate any reported potential violations. If, after such investigation, Fund counsel believes no violation has occurred, no further action shall be required. Any matter that Fund counsel believes is a violation will be reported to the Board.

Any requests for a waiver from or an amendment to this Code shall be made to the Fund’s Board. The Board will be responsible for granting waivers, as appropriate. All waivers shall be disclosed as required by law.

Sanctions

Failure to comply with this Code will subject the violator to appropriate sanctions, which will vary based on the nature and severity of the violation. Such sanctions may include censure, suspension or termination of position as an officer of the Fund. Sanctions shall be imposed by the Fund’s Board.

No Rights Created

This Code of Conduct is a statement of certain fundamental principles, policies and procedures that govern the Fund’s senior officers in the conduct of the Fund’s business. It is not intended to and does not create any rights in any Fund employee, investor, supplier, competitor, shareholder or any other person or entity. The Code is intended solely for the internal use by the Fund and does not constitute an admission, by or on behalf of any person, as to any fact, circumstance or legal conclusion.

Recordkeeping

The Fund will maintain and preserve for a period of not less than six (6) years from the date such action is taken, the first two (2) years in an easily accessible place, a copy of the information or materials supplied to the Board (1) that provided the basis for any amendment or waiver to this Code and (2) relating to any violation of the Code and sanctions imposed for such violation, together with a written record of the approval or action taken by the Board.

Amendments

Any amendments to this Code must be approved in writing by a majority vote of the Board, including a majority of the disinterested Trustees, of the Fund. Any amendment will, to the extent required, be disclosed as provided by SEC rules.

Dated: August 13, 2003

CODE OF CONDUCT FOR SENIOR OFFICERS:

I HEREBY CERTIFY THAT:

(1)	I have read and I understand the Code of Conduct for Senior Officers adopted by The Commerce Funds (the “Code of Conduct”);

(2)	I recognize that I am subject to the Code of Conduct;

(3)	I have complied with the requirements of the Code of Conduct during the calendar year ending December 31, 20_ _; and

(4)	I have reported all violations of the Code of Conduct required to be reported pursuant to the requirements of the Code during the calendar year ending December 31, 20_ _.

Set forth below exceptions to items (3) and (4), if any:

Name:
Date: